11/7/2003



03052070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
OCT 3 1 2003
WASHINGTON SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2002 (MM/DD/YY) AND ENDING 8/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roebuck Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

916 East 86th Street
(No. and Street)

Brooklyn (City) New York (State) 11236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Roebuck 718-241-5267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David M. Tfirn CAP, P.A.
(Name – *if individual, state last, first, middle name*)

11365 Seagrass Circle (Address) Boca Raton (City) Florida (State) 33498 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2003
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Roebuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roebuck Funds, Inc, as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

SONIA BENCH
Notary Public, State of Florida
My comm. exp. Jan. 12, 2007
Comm. No. DD 176980

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
OCT 3 1 2003
WASH. D.C.
155
SECTION

ROEBUCK FUNDS, INC.

ANNUAL AUDITED REPORT

FORM X – 17A-5

PART III

AUGUST 31, 2003

Roebuck Funds, Inc.
Annual Audited Report
Form X-17A-5
Part III
August 31, 2003

TABLE OF CONTENTS

David M. Tfirn CPA, PA.

CERTIFIED PUBLIC ACCOUNTANT
11365 SEA GRASS CIRCLE
BOCA RATON, FL 33498

TEL: 561-218-0073
FAX: 561-218-0074
TOLL FREE: 888-44-TFIRN

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Roebuck Funds, Inc.
916 East 86th Street
Brooklyn, New York 11236

We have audited the accompanying statement of financial condition of Roebuck Funds, Inc., as of August 31, 2003, and the related statements of income (loss), changes in stockholders' equity, computation of net capital, computation of basic net capital requirement, and statement of cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roebuck Funds, Inc. as of August 31, 2003, and the results of operations and its cash flows for the year ended in conformity with generally accepted accounting principles.



David M. Tfirn, CPA, P.A.
October 24, 2003

Roebuck Funds, Inc.
Statement of Financial Condition
August 31, 2003

ASSETS

Current Assets		
Cash	$	12,269
Accounts Receivable		3,310
Total Current Assets		15,579
Other Assets		124,781
Total Assets	$	140,360

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued Taxes	$	133
Total Current Liabilities		133
Stockholder's Equity		
Common stock, 200 shares non par value Authorized, 100 issued and outstanding		
Additional paid-in capital		16,418
Retained earnings		123,809
Total Stockholder's Equity		140,227
Total Liabilities and Stockholder's Equity	$	140,360

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Statement of Income (Loss)
For the Year Ended August 31, 2003

Revenue from Sales	$	14,662
General and Administrative		14,750
Loss from Operations	(	88)
Provision for Federal Income Tax		-0-
Net Loss	$(	88)

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	$		
Issuance of Common Stock	0	$ 0	$16,418	$ 123,897
Loss for period ended August 31, 2003				(88)
Balance, August 31, 2032	0	$ 0	$16,418	$ 123,809

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Computation of Net Capital
For the Year Ended August 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from Balance Sheet	$	140,227
Less: Non-allowable assets		124,781
Net Capital	$	15,446

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Computation of Basic Net Capital
For the Year Ended August 31, 2003

Net capital	$	15,446
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital	$	10,446

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Statement of Cash Flows
For the Year Ended August 31, 2003

Cash flows from operating activities:	
Net loss	$(88)
Adjustments to reconcile net income to net cash Provided by operating activities:	
Decrease in accounts receivable	275
Decrease in accrued taxes	(487)
Total adjustments	(212)
Net cash provided by operations	(300)
Net increase (decrease) in cash and equivalents	(300)
Cash and equivalents, beginning	12,569
Cash and equivalents, ending	$ 12,269

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Supporting Schedule of General and Administrative Expenses
For the Year Ended August 31, 2003

Consulting Fees	$	12,000
Filing Fees		975
Legal and Accounting		1,300
State Franchise Tax		175
City Corporation Tax		300
	$	14,750

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Notes to Financial Statement
August 31, 2003

1. Summary of Significant Accounting Principles

Nature of Operations

Roebuck Funds, Inc. is a non-clearing broker dealer based in Brooklyn, New York. The Company derives its revenue exclusively from the sale of investment company shares.

Basis of Presentation

The accompanying financial statements of Roebuck Funds, Inc. were prepared in accordance with generally accepted accounting principles used by most business entities.

Use of Estimates

The preparation of financial statements require management to make estimates and assumptions that effect certain reported amounts and disclosures and actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis only because the Company has no permanent or temporary differences between book and taxable income which would generate deferred taxes.

2. Transactions with Related Parties

Administrative Services Agreement

The principals of Roebuck Funds, Inc. operate or affiliate with other businesses in New York and Florida. Certain administrative services are provided to Roebuck Funds, Inc. by Roebuck Associates Insurance Exchange, Inc. During the year ended August 31, 2003, administrative expenses amounting to $12,000 were paid to Roebuck Associates Insurance Exchange, Inc. by Roebuck Funds, Inc.

Balances Due from Affiliates

Other assets which total $124,781 were classified as non-allowable under the NASD accounting rules. These other assets represent advances to affiliated entities which are controlled by the stockholders of Roebuck Funds, Inc. These advances are non-interest bearing obligations with no repayment schedule or due dates.

The Company receives pro-rated commissions on the sale of investment company shares from non-affiliated licensed broker/dealers. During the fiscal year ended August 31, 2003, the company received 100% of its revenue from one non-affiliated broker/dealer.

Roebuck Funds, Inc.
Reconciliation of Net Capital vs Focus
August 31, 2003

Net capital per focus report	$	12,692
Reduction of income tax accrual		861
Increase in accounts receivable		1,893
Balance		15,446
Balance per financial statement	$	15,446

We found no material inadequacies between the Focus Report and the audited financial statements.

David M. Tfirn CPA, PA.

CERTIFIED PUBLIC ACCOUNTANT
11365 SEAGRASS CIRCLE
BOCA RATON, FL 33498

TEL: 561-218-0073
FAX: 561-218-0074
TOLL FREE: 888-44-TFIRN

IDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
Roebuck Funds, Inc.
Brooklyn, New York

We have audited the accompanying financial statements of Roebuck Funds, Inc. as of August 31, 2003, and for the year then ended, and have issued our report thereon dated October 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



David M. Tfirn, CPA, P.A.

Boca Raton, Florida
October 24, 2003

David M. Tfirn CPA, PA.

CERTIFIED PUBLIC ACCOUNTANT
11365 SEAGRASS CIRCLE
BOCA RATON, FL 33498

TEL: 561-218-0073
FAX: 561-218-0074
TOLL FREE: 888-44-TFIRN

To the Stockholders
Roebuck Funds, Inc.
Brooklyn, New York

In planning and performing our audit of the financial statements and supplemental schedules of Roebuck Funds, Inc. (the "Company"), for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
October 24, 2003

ROEBUCK FUNDS INC.

✶ COUNSELORS FOR INVESTORS IN MUTUAL FUND SHARES ✶

October 27, 2003

P.O. BOX 340347
Brooklyn, NY 11234-0347
(718) 241-5267
(718) 241-5479 FAX

David M. Tfirn, CPA, PA
11365 Seagrass Circle
Boca Raton, Fl. 33498

We are providing this letter in connection with your audit of the balance sheet of Roebuck Funds, Inc. as of August 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Roebuck Funds, Inc. in conformity with generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of October 27, 2003 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles.
2. We have made available to you-
    a. Financial records and related data.
    b. Minutes of meetings of stockholders, directors and committees of directors, of summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. There has been no:
    a. Fraud involving management or employees who have significant roles in internal control.
    b. Fraud involving others that could have a material effect on the financial statements.

6. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
7. The following have been properly recorded or disclosed in the financial statements.
a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.
b. Guarantees, whether written or oral, under which the company is contingently liable.
8. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that near term means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.
9. There are no:
a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
c. Other liabilities or gain or loss contingencies that are required to be accrued of disclosed by Statement of Financial Accounting Standards No. 5.
10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.
11. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Sincerely,



Signature:
Title: